希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

RECEIVED

2007 AUG 27 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L214-07cc/sal
Your Ref :

16 August 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

07026273

SUPPL

Dear Sirs,

Hysan Development Company Limited, Exemption No. 82-1617
- Announcement of Unaudited Interim Results for the Six Months Ended 30 June 2007

We, a company incorporated in Hong Kong, furnish a copy of each of the following announcements dated 15 August 2007 regarding the subject matter for your records:-

1. a full announcement published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.hysan.com.hk; and

2. a notification announcement notifying the publication of announcement as mentioned above.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

RECEIVE
2007 AUG 27 A 10
OFFICE OF INTERNATI
CORPORATE FIN...

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code : 00014)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

Highlights

- Group turnover up 6.9% ; like-for-like turnover up 22.5%
- Profit excluding asset value changes up 19.6%
- Strong growth in office sector revenue recorded
- Core leasing business outlook positive for the rest of the year

RESULTS

	Six months ended		
	30 June 2007	30 June 2006	Change
	HK$ million	*HK$ million*	%
Turnover - Overall	**663**	620	6.9
- Like-for-like [1]	**663**	541	22.5
Profit excluding asset value changes [2]	**512**	428	19.6
Underlying profit attributable to shareholders [3]	**584**	620	(5.8)
(Statutory) Profit attributable to shareholders	**1,373**	1,519	(9.6)
	HK cents	*HK cents*	
Earnings per share, based on:			
Profit excluding asset value changes [2]	**48.54**	40.65	19.4
Underlying profit attributable to shareholders [3]	**55.28**	58.81	(6.0)
(Statutory) Profit attributable to shareholders	**130.10**	144.23	(9.8)
	At 30 June 2007	At 31 December 2006	
	HK$ million	*HK$ million*	
Shareholders' funds	**29,050**	27,828	4.4
Adjusted shareholders' funds [4]	**32,080**	30,729	4.4
	HK$	*HK$*	
Net assets value per share	**27.43**	26.37	4.0
Adjusted net assets value per share [4]	**30.30**	29.12	4.1

In preparing the Group's 2007 interim financial statements under the Hong Kong Financial Reporting Standards, the fair value model for investment properties has been adopted. Accordingly such properties were recorded at their fair values, as determined by an in-house professional valuer and endorsed by an independent professional valuer (2006 year-end: at fair value determined by an independent professional valuer). Fair value changes on investment properties and related deferred tax were recognised through income statement. Revaluation changes on owner-occupied properties and related deferred tax arising thereon were taken to equity. Deferred tax on fair value gain has to be provided for despite no capital gains tax liability will be crystallised on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "Underlying profit attributable to shareholders", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the profit figure. On the same basis, cumulative deferred tax provided on the fair value gain on investment and owner-occupied properties have been added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share", (ii) "Profit excluding asset value changes" was arrived at after further adjusting "Underlying profit attributable to shareholders" for aggregate of realised gain/loss on disposal of investment properties and available-for-sale investments, impairment, reversal and recovery.

1. Excluding Hennessy Centre which was vacated in the fourth quarter of 2006 for redevelopment.

2. Adjustment to underlying profit relating to asset value changes comprised net realised gain on disposal of available-for-sale investments of HK$72 million.

3. Excluded HK$611 million unrealised fair value gain on the investment properties portfolio net of deferred tax and minority interests, and HK$178 million on unrealised fair value gain included in an associate.

4. Adjusted for HK$3,030 million being the cumulative deferred tax provided on fair value gain on the investment and owner-occupied properties attributable to shareholders as at 30 June 2007.

For the sake of completeness, both the overall turnover percentage increase and the like-for-like percentage increase were used in the Highlights. The like-for-like figure is presented to show the percentage increase in turnover if the element of the Hennessy Centre, which was vacated in the fourth quarter of 2006 for redevelopment, was excluded.

CHAIRMAN'S STATEMENT

Overview

The global economy was generally buoyant during the first half of 2007. The Hong Kong economy performed well, supported by consumer spending as well as financial markets performance. Grade "A" office rentals continued to improve, with high rentals in Central leading to increased pressure to relocate to other districts.

Results

The Group's turnover for the six months ended 30 June 2007 increased by 6.9% to HK$663 million (2006: HK$620 million). If the element of the Hennessy Centre (under redevelopment since late 2006) is excluded, the turnover increase would be 22.5%. This was due to good growth across the office, retail and residential sectors, with the office sector recording particularly strong growth (Office: 32.5%; Retail: 16.9%; Residential: 16.9%).

Profit excluding asset value changes increased by 19.6% to HK$512 million (2006: HK$428 million).

As at 30 June 2007, the investment properties of the Group were revalued at HK$33,317 million (31 December 2006: HK$32,473 million). Adjusted shareholders' funds stood at 32,080 million (31 December 2006: HK$30,729 million), and adjusted net assets value per share was HK$30.30 (31 December 2006: HK$29.12).

Dividends
Your directors have declared an interim dividend of HK12.0 cents per share (2006: HK10.0 cents). The dividend will be payable in cash with a scrip dividend alternative.

Outlook
Despite the recent volatility in the financial markets, fundamentals of the global economy should remain broadly sound for the rest of 2007. Outlook for the Hong Kong investment property market and, in turn, the Group's core leasing business, is expected to stay positive. The Group's office portfolio, located in the prime Causeway Bay District, is also well positioned to capitalise on increased relocation activities away from Central.

Peter T.C. Lee
Chairman

Hong Kong, 15 August 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall Operations Review

Turnover – The Group's turnover for the first half of 2007 was HK$663 million, being HK$43 million (6.9%) higher than that in the corresponding period in 2006 (2006: HK$620 million). The Group continues to enjoy favorable market conditions across all the three leasing sectors in which it operates. Excluding the revenue attributable to Hennessy Centre (being redeveloped since the fourth quarter of 2006), the like-for-like turnover would increase by 22.5% over the first half of the prior year (2006: HK$541 million).

Office leasing – There has been strong growth in the office sector rental revenue during the period. Excluding the contribution from Hennessy Centre, the like-for-like office sector revenue for the first six months in 2007 increased by 32.5% to HK$270 million (2006: HK$204 million). Overall office sector revenue increased by 11.8% (2006: HK$242 million).

Retail leasing – Strong domestic consumption, as well as increased tourist arrivals, remain the driving forces for the growth in retail sales. The sales growth, in turn, fuelled the continuing increase in rental rate in the sector. The retail sector revenue in the first half of 2007 was HK$247 million, representing a 16.9% like-for-like rental revenue growth as compared to 2006 (2006: HK$211 million). Overall retail sector revenue, however, was marginally below that of the 2006 corresponding figure (2006: HK$250 million), reflecting the effect of the Hennessy Centre redevelopment.

Residential leasing – There was sustained demand for luxury residential properties from expatriates, mainly from the financial services sector. Residential sector revenue in the first half of 2007 was HK$129 million, with period-on-period growth of 16.9% (2006: HK$111 million). The growth was attributable to higher occupancy, as well as higher rental rate achieved during the period.

Property Expenses – Property expenses to turnover ratio improved from 17.9% to 14.2% against the same period in 2006. The improvement reflected both the increase in the turnover, as well as some reduction in the cost of providing property services directly associated with the daily operations of our investment properties. Total property expenses decreased by HK$17 million (15.4%) to HK$94 million (2006: HK$111 million). Excluding the costs incurred on Hennessy Centre, however, the like-for-like property expenses would decrease slightly by HK$4 million (3.6%).

Other Income – Other income mainly comprised dividends, interests and other receivables, which amounted to HK$42 million (2006: HK$117 million). The decrease of HK$75 million mainly reflected the effect of a loan recovery item in 2006, partly offset by the increases in dividend and interest income.

Administrative Expenses – Administrative expenses were maintained at a similar level to the corresponding figure in 2006.

Fair Value Changes on Investment Properties – The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard 40. As at 30 June 2007, the investment properties of the Group were revalued at HK$33,317 million (31 December 2006: HK$32,473 million) by an in-house professional valuer. This valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. This reflected further increase in rentals of the Group's existing investment properties portfolio and the redevelopment of the Hennessy Centre.

Excluding additions and adjustments of cost variations, fair value gain on investment properties of HK$795 million were recognised in the consolidated income statement during the period.

Fair Value Changes on Financial Instruments – The Group enters into financial arrangements from time to time to manage volatilities and pricing risks of its treasury assets and liabilities. Positive fair value changes of HK$51 million recognised in the income statement mainly represented the aggregate of both realised and mark-to-market fair value movements of these financial instruments.

Net Realised Gain on Disposal of Available-for-Sale Investments, being the net realised gain arising from the disposal of certain available-for-sale investments during the period, amounted to HK$71 million (2006: HK$104 million). The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investment.

Share of Profits of Associates – The Group has 23.7% and 25.0% ownership in the Shanghai Grand Gateway and the Singapore Amaryllis Ville projects respectively.

The increase in the share of profit of associates was mainly attributable to the increase in fair value gain on investment properties at Shanghai Grand Gateway, as well as an one-off adjustment to deferred taxation provision in light of the forthcoming revision in income tax rate in China. Besides, all the remaining units at the Singapore Amaryllis Ville project were disposed of during the period, and contributed to a further increase in profit as compared to the corresponding figure in 2006.

Finance Costs – Finance costs increased slightly by HK$3 million (3.8%) to HK$85 million (2006: HK$82 million) mainly due to the expiration of some interest rate hedging instruments which were secured in a low-interest environment a few years ago. The hedging ratio as at the end of June 2007 was close to our longer term target of 30% fixed rate debt position (see paragraph on "Liquidity" below). The Group's weighted average borrowing costs for the period was 5.44%, up from 4.85% in the first half of 2006 and 4.90% for 2006 full year.

Taxation – Tax provision for the period was HK$206 million (2006: HK$246 million) and the decrease was principally due to lower deferred tax provision on investment properties revaluation gain.

Contingent Liabilities – There were no significant changes since the publication of the Group's 2006 Annual Report in March 2007.

Capital Expenditure – The Group is committed to enhancing the asset value of its investment properties portfolio. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$71 million during the period (2006: HK$33 million).

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure including the Hennessy Centre redevelopment project. These financial resources include funds generated from operating activities, liquid treasury assets, access to the debt capital market through Medium Term Note Programme and availability of undrawn committed banking facilities.

Financial Management – The key objective of the Group's financial management is to maintain sufficient liquidity and manage financial risks. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures arising from borrowings.

Liquidity – As at 30 June 2007, the Group's total gross debt level stood at HK$2,915 million, a slight increase of HK$6 million from the balance at the year-end of 2006 (31 December 2006: HK$2,909 million).

The Group's average debt maturity was about 4.5 years (repayable within two to five years: HK$2,690 million, over five years: HK$225 million). As at 30 June 2007, bank loans accounted for approximately 25% of the Group's total gross borrowing with the remaining 75% from capital market financing, little change from year before (2006: 24%:76%). The ratio of fixed rate borrowing was approximately 38% of the total gross borrowing as at the period end (2006: 52%).

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$3.6 billion were maintained as at 30 June 2007 (31 December 2006: HK$3.6 billion).

Risk Management – Interest expenses represent a key cost driver to the Group's business. Therefore, the Group monitors its interest rate exposure closely. Depending on the Group's medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

In managing its liability, the Group aims to have minimal mismatches in currency. With the exception of the US$182 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong Dollars. On the investment side, the majority of the foreign exchange exposure relates to the investments in the Shanghai project. These foreign exchange exposures, as at 30 June 2007, amounted to the equivalent of HK$1,432 million or 3.8% of the Group's total assets (2006: 3.6%).

Financial Ratios – Net interest coverage (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 8.9 times as at 30 June 2007 (31 December 2006: 6.9 times).

Net debt to equity (defined as gross debt less cash and cash equivalents divided by adjusted shareholders' funds) as at 30 June 2007 was 6.9% (31 December 2006: 7.9 %).

Credit Ratings, as at 30 June 2007, remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2007

	NOTES	Six months ended	
		30.6.2007	30.6.2006
		HK$'000	*HK$'000*
		(unaudited)	(unaudited)
Turnover	4	**663,133**	620,239
Property expenses		**(93,915)**	(111,005)
Gross profit		**569,218**	509,234
Other income		**42,440**	117,174
Administrative expenses		**(51,775)**	(52,087)
Finance costs	5	**(84,841)**	(81,735)
Fair value changes on investment properties		**794,514**	1,130,365
Fair value changes on financial instruments		**51,164**	70,336
Net realised gain on disposal of available-for-sale investments		**71,239**	104,276
Share of profits of associates		**260,460**	51,554
Profit before taxation		**1,652,419**	1,849,117
Taxation	6	**(206,267)**	(246,147)
Profit for the period	7	**1,446,152**	1,602,970
Attributable to:			
Equity holders of the parent		**1,373,435**	1,519,389
Minority interests		**72,717**	83,581
		1,446,152	1,602,970
Dividends	8		
Dividends paid		**422,115**	368,686
Dividends declared		**127,069**	105,461
Earnings per share	9		
Basic		**130.10 cents**	144.23 cents
Diluted		**129.99 cents**	144.11 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007

	30.6.2007 *HK$'000* (unaudited)	31.12.2006 *HK$'000* (audited)
Non-current assets		
Investment properties	**33,317,108**	32,473,158
Property, plant and equipment	**70,238**	69,309
Prepaid lease payments	**122,852**	122,933
Investments in associates	**703,445**	443,569
Amount due from an associate	**105,591**	186,117
Available-for-sale investments	**1,900,116**	1,745,427
Derivative financial instruments	**2,375**	2,474
Other financial assets	**156,868**	-
Other receivables	**23,368**	21,571
	36,401,961	35,064,558
Current assets		
Amount due from an associate	**615,982**	642,338
Derivative financial instruments	**1,510**	2,315
Accounts receivable and other receivables	**61,737**	158,831
Time deposits	**531,880**	381,971
Cash and bank balances	**41,108**	3,031
	1,252,217	1,188,486
Current liabilities		
Derivative financial instruments	**15,426**	39,495
Accounts payable and accruals	**187,249**	198,736
Rental deposits from tenants	**115,436**	102,418
Amounts due to minority shareholders	**327,256**	327,256
Advances from investees	**89,773**	54,060
Taxation payable	**220,318**	225,781
	955,458	947,746
Net current assets	**296,759**	240,740
Total assets less current liabilities	**36,698,720**	35,305,298

CONDENSED CONSOLIDATED BALANCE SHEET - continued

AT 30 JUNE 2007

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Non-current liabilities		
Borrowings	**2,787,465**	2,820,621
Derivative financial instruments	**59,766**	44,560
Rental deposits from tenants	**187,843**	183,282
Deferred taxation	**3,495,366**	3,348,828
	6,530,440	6,397,291
Net assets	**30,168,280**	28,908,007
Capital and reserves		
Share capital	**5,294,554**	5,275,687
Reserves	**23,755,348**	22,552,019
Equity attributable to equity holders of the parent	**29,049,902**	27,827,706
Minority interests	**1,118,378**	1,080,301
	30,168,280	28,908,007

1. **INDEPENDENT REVIEW**

The interim results for the six months ended 30 June 2007 are unaudited, but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose report on review of interim financial information is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the HKICPA.

3. **PRINCIPAL ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies and methods of computation followed in the preparation of the condensed consolidated financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006.

In the current interim period, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which that are effective for accounting periods beginning on or after 1 January 2007. The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current and/or prior accounting periods. Accordingly, no prior period adjustment has been required.

Potential impact arising from the recently issued Accounting Standards

The Group has not early applied the following new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 23 (Revised)	Borrowing Cost[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) - INT 11	HKFRS 2 – Group and Treasury Share Transactions[2]
HK(IFRIC) - INT 12	Service Concession Arrangements[3]

[1] Effective for accounting periods beginning on or after 1 January 2009.
[2] Effective for accounting periods beginning on or after 1 March 2007.
[3] Effective for accounting periods beginning on or after 1 January 2008.

4. TURNOVER

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Turnover comprises:		
Gross rental income from investment properties	**662,731**	620,034
Management fee and security service income	**402**	205
	663,133	620,239

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. FINANCE COSTS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Interest on		
- bank loans, overdrafts and other loans wholly repayable within five years	**16,544**	19,824
- floating rate notes	**12,089**	12,709
- fixed rate notes	**49,932**	54,360
- zero coupon notes (imputed interests)	**5,652**	5,370
	84,217	92,263
Net interest received on derivative financial instruments (Note):		
- due within five years	**(5,249)**	(10,129)
- due after five years	**(724)**	(6,117)
	78,244	76,017
Bank charges	**4,406**	3,640
Others	**2,191**	2,078
	84,841	81,735

Note: Fair value changes excluded accrued interest in derivative financial instruments for the period.

6. TAXATION

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Current tax	**60,162**	40,456
Deferred tax		
- changes in fair value on investment properties	**137,968**	197,243
- other temporary differences	**8,137**	8,448
	146,105	205,691
	206,267	246,147

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

7. PROFIT FOR THE PERIOD

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Profit for the period has been arrived at after charging (crediting):		
Staff costs (including director emoluments)	**62,157**	66,360
Retirement benefits scheme contributions	**2,539**	2,581
Forfeited contributions	**(2,248)**	(1,573)
Share-based payments	**1,609**	1,744
	64,057	69,112
Amortisation of prepaid lease payments	**81**	81
Depreciation for property, plant and equipment	**3,511**	3,345
Gross rental income from investment properties	**(662,731)**	(620,034)
Less: Direct operating expenses that generated rental income	**91,828**	108,953
Direct operating expenses that did not generate rental income	**2,087**	2,052
	(568,816)	(509,029)
Dividends from listed available-for-sale investments	**(20,126)**	(19,201)
Interest income	**(20,783)**	(10,123)
Share of tax of an associate (included in share of profits of associates)	**11,024**	27,947
Recovery of a loan to an associate	**-**	(87,043)
Loss on disposal of property, plant and equipment	**8**	463

8. DIVIDENDS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Dividends recognised as distribution during the period:		
2006 Final dividend paid – HK40 cents per share	**422,055**	-
2005 Final dividend paid – HK35 cents per share	**-**	368,641
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2006	**60**	-
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2005	**-**	45
	422,115	368,686
Interim dividend declared – HK12 cents per share (2006: HK10 cents)	**127,069**	105,461

During the period, a dividend of HK40 cents (2005: HK35 cents) per share, which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2006. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Dividends:	
Cash	345,616
Share alternative	76,499
	422,115

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share (profit for the period attributable to equity holders of the parent)	**1,373,435**	1,519,389

	Six months ended	
	30.6.2007	30.6.2006
	'000	*'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,055,696**	1,053,472
Effect of dilutive potential ordinary shares:		
Share options	**903**	863
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,056,599**	1,054,335

9. **EARNINGS PER SHARE - continued**

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the period should be adjusted for fair value changes on investment properties and related deferred taxation in arriving at "Underlying profit attributable to equity holders of the parent". Net realised gain on disposal of available-for-sale investments and recovery of a loan to an associate should also be adjusted in arriving at "Profit excluding asset value changes attributable to the equity holders of the parent". The difference between the underlying profit, profit excluding asset value changes and profit attributable to equity holders of the parent as shown in the condensed consolidated income statement for the period is reconciled as follows:

	Six months ended 30.6.2007 *HK$'000*	**Earnings per share (Basic)** *HK cents*
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	**1,373,435**	**130.10**
Gain arising from fair value changes on investment properties	**(794,514)**	
Increase in deferred taxation in relation to fair value gain on investment properties	**137,968**	
Gain arising from fair value changes on investment properties net of related deferred taxation attributable to minority interests	**45,623**	
Gain arising from fair value changes on investment properties net of related deferred taxation from an associate	**(178,882)**	
Underlying profit attributable to equity holders of the parent	**583,630**	**55.28**
Net realised gain on disposal of available-for-sale investments	**(71,239)**	
Profit excluding asset value changes attributable to equity holders of the parent	**512,391**	**48.54**

9. **EARNINGS PER SHARE - continued**

	Six months ended 30.6.2006 *HK$'000*	Earnings per share (Basic) *HK cents*
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	1,519,389	144.23
Gain arising from fair value changes on investment properties	(1,130,365)	
Increase in deferred taxation in relation to fair value gain on investment properties	197,243	
Gain arising from fair value changes on investment properties net of related deferred taxation attributable to minority interests	62,472	
Gain arising from fair value changes on investment properties net of related deferred taxation from an associate	(29,156)	
Underlying profit attributable to equity holders of the parent	619,583	58.81
Recovery of a loan to an associate	(87,043)	
Net realised gain on disposal of available-for-sale investments	(104,276)	
Profit excluding asset value changes attributable to equity holders of the parent	428,264	40.65

ADDITIONAL INFORMATION

Corporate Governance

The Board of Directors (the "Board") and management of the Group are committed to maintaining high standards of corporate governance. Underlying this commitment is the Company's aim to be a responsible business. To Hysan, governance is not an exercise in compliance but a more powerful concept. The Board, as representative of our shareholders, is responsible for achieving consistent and sustainable long-term returns. We believe that such long-term success is only made possible by effective governance. The cornerstones of our corporate governance practices are accountability, transparency and integrity. Since 2004, the Board has adopted a statement of Corporate Governance Policy (available on website: www.hysan.com.hk), which gives guidance on how corporate governance principles are applied to the Company.

The Company has complied throughout the review period with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except that its Emoluments Review Committee (established since 1987) has the responsibility to determine executive Director compensation. In light of the current organisational structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for Emoluments Review Committee to determine executive Director compensation as appropriate.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code")

The Company has adopted the Model Code set out in the Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code throughout the review period.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 30 June 2007 was 477. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth.

There have been no material changes in respect of the human resources policy, including performance measurement and reward, training and development as set out in our 2006 Annual Report.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Friday, 7 September 2007. The scrip dividend alternative is conditional upon the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The register of members will be closed from Thursday, 30 August 2007 to Monday, 3 September 2007, both dates inclusive, for the purpose of determining shareholders' entitlements to the proposed interim dividend and during which period no transfers of shares will be registered. In order to qualify for the proposed interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 29 August 2007. The interim dividend will be paid to shareholders whose names appear on the register of members on Monday, 3 September 2007 and the payment date will be on or about Friday, 5 October 2007.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 15 August 2007

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

This interim results announcement is published on the websites of the Company (www.hysan.com.hk) and the Stock Exchange. The Interim Report 2007 containing all the information required by the Listing Rules will be despatched to shareholders and made available on the above websites on or around 7 September 2007.

RECEIVED
2007 AUG 27 A 10:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16 August 2007 South China Morning Post - Business

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

NOTIFICATION

INTERIM RESULTS, DIVIDEND OR DISTRIBUTION AND CLOSURE OF BOOKS OR CHANGE OF BOOK CLOSURE PERIOD

Announcement of Unaudited Interim Results for the six months ended 30 June 2007.

An announcement of Hysan Development Company Limited (the "Company") dated 15 August 2007 containing details of the subject matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and at the website of the Company at www.hysan.com.hk/eng/cmsdoc/announcement_c/E(15.08.07).pdf.

This notification merely serves to advise investors of the subject matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the subject matter.

The announcement is available for inspection to the public at no charge at the Company's registered office at 49/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 15 September 2007. Copies will be provided upon request at no cost.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 15 August 2007

END